FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated April 29, 2005, titled “AFP PROVIDA S.A. reports its results for the quarter ended March 31, 2005.”

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FOR IMMEDIATE RELEASE
Contact:
Maria Paz Yañez
Planning and Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – April 29, 2005 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended March 31, 2005. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of March 31, 2004 are inflation adjusted by the year on year CPI figure of 2.2%.

AFP PROVIDA S.A. reports its results for the Quarter ended March 31, 2005

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER, 2005 (1Q05)

Net income for the first quarter 2005 (1Q05) amounted to Ch$8,953.5 million, higher by Ch$1,017.4 million or 12.8% in real terms compared to the figure registered in first quarter 2004 (1Q04). In this positive variation highlights higher operating revenues given the rise in collection levels perceived in the period accompanied by a moderate increase in operating expenses. Likewise, the non-operating result registered an unfavorable evolution due to the price level restatement effect negatively and lower earnings from related companies. Furthermore, earnings per share in 1Q05 reached Ch$27.02 that favorably compares to Ch$23.95 obtained in 1Q04.

With respect to operating income, this rose by 25.7% or Ch$2,274.0 million, as a result of higher operating revenues (8.6%) originated by the fee income increment (8.6%) due to higher collection levels. Likewise, operating expenses slightly increased by Ch$374.6 million or 1.7% with respect to 1Q04 mainly as a result of higher administrative personnel remunerations and other operating expenses (computing and administrative expenses); effects partially offset by costs savings of both life and disability insurance premium and sales force remunerations.

In terms of non-operating result, this decreased by 85.3% or Ch$641.9 million basically as a result of the price level restatement given that the effect of the higher accrued negative inflation was compensated by the exchange rate appreciation over the dollar debt. Adding to the above are lower profits of related companies given the decrease of AFORE Bancomer result (Mexico) and the sale of AFP Crecer in El Salvador, the latter effect partially offset by the lower goodwill amortization associated to this investment.

Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$226.1 million in 1Q05 that positively compares with the result of Ch$89,9 million registered in 1Q04 (an increase of Ch$136,2 million or 151,5%).

As of March 31, 2005, Provida continued leading the pension fund industry, totaling US$18,871.8 million in assets under management equating to a market share of 31.6% and a portfolio of 3.0 million affiliates representing a 41.5% of the market (figure as of February 2005).

Finally, it is worth mentioning the new Company’s strategic project for years 2005-2006 called “BBVA Provida leader in action” aimed at obtaining a profitable growth and successfully facing the industry challenges. In order to achieve the above, this project includes the following: to strengthen commercial capabilities and establish an innovative approach to customers; to successfully finish the new technological systems implementation; to entirely manage the life and disability insurance; to improve the efficiency and productivity levels and to boost the Company’s human resources.

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AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico, and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.

	March	Market
Business Drivers	2005	Share
Number of Affiliates	2,958,047	41.53%	(1)
Number of Contributors	1,473,494	40.75%	(1)
Number of Pensioners	320,827	38.10%

Collection Base (US$ Million)	705	34.24%	(1)
AUM (US$ Million)	18,872	31.55%
Pension Fund Average Real Return (Acum 2004)	3.33%
Pension Fund A Real Return (Acum 2004)	3.63%
Pension Fund B Real Return (Acum 2004)	3.54%
Pension Fund C Real Return (Acum 2004)	3.34%
Pension Fund D Real Return (Acum 2004)	2.99%
Pension Fund E Real Return (Acum 2004)	2.33%

	March	Market
Other Variables	2005	Share
Number of Branches	134	46.85%
Number of Administrative Employees	1,047	30.68%	(2)
Number of Sales Agents	542	24.33%	(2)

(1) Market Share in February, 2005
(2) Market Share in December, 2004

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST QUARTER 2005 (1Q05)

  According to the BBVA Chile Research Department a year with further growth is projected but lower than 2004 for the worldwide economy, allowing to anticipate that demand on exports will continue growing, but at moderate pace and that raw materials prices will maintain at high levels although they are likely to go down throughout the year. In 2005, the lower presence of exports in the economic growth will be offset by the dynamism shown by internal demand that started to further accelerate in the second half of 2004 and will become the main boost in the growth of the Chilean economy this year. Such a change will be also reflected in the growth’s components where sectors like construction, trade, energy and telecommunications linked to the internal demand will gain more importance, consolidating the employment recovery.

  In figures the auspicious outlook for the Chilean economy for 2005 is confirmed, with the Monthly Economic Activity Index IMACEC for January of 6.2% and 5.6% for February. The latter has not been seen as a trend change but a pause in the activity since the internal demand continues to be strong and the growing pace of the economy maintains around 6%, growth expected for the year.

  Regarding labor market, according to the National statistical institute (INE) between January and March 2005 the unemployment level went up to an average of 7.9%, lower by 2 basis points than the figure recorded in the same period of 2004, being the lowest figure for March since 1998. Nevertheless, the above implied that 500,900 people remain unemployed. Notwithstanding, its worth pointing out that the employment grew more than the labor force with an increase of 3.5% in the number of employed people (reaching 5,834,370) with respect to the same period last year. This implied the creation of 194,670 new jobs mainly in trade and construction areas, while the labor force expanded to 3.2% (195,790 people).

  Finally and according to the expected trend for the year, it is worth noticing that the employment decrease has been accompanied with an increase in job offers as it is seen in

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  the municipal employment offices of the city, where the services and construction areas have begun to contract people. Additionally, a research of a web site of jobs, revealed that the first quarter a total of 38,983 new offers were published in the written and electronic media, representing an increase of 23.4% with respect to the same period of 2004.

  Net Income of Provida as of March 2005 reached Ch$8,953.5 million, equivalent to an average equity return of 16.61%, representing a real increase of 12.8% or Ch$1,017.4 million with respect to first quarter 2004.

  With respect to the operating result, the 8.6% increase in revenues is highlighted mainly due to higher fee income sustained by the positive evolution exhibited in collection and higher other operating revenues given the extraordinary revenues from other AFP regarding the clarification of multiple affiliation. The expenses slightly rose by 1.7% due to the increment of administrative personnel remunerations associated with severance payments provisions given that the strategic project and the new technology involve efficiency gains in the Company’s structure. Adding to the aforementioned higher other operating expenses regarding to computing related to the new technology and to administrative costs in connection with the externalization process.

  Regarding non-operating result, it recorded a drop of 85.3% originated by the negative effect in price level restatement given that the favorable effect of the higher accrued negative inflation applied over the Company’s non-monetary net liability exposure in the period was more than offset by the loss from the exchange rate appreciation associated with the dollar denominated debt. Lower earnings from affiliated companies also contributed to this result that internationally were affected by the drop of the gains generated by AFORE Bancomer in Mexico and the exclusion of the profits of AFP Crecer in El Salvador given the sale of the Company’s equity interest in October 2004. The latter was partially offset by lower goodwill amortization refereed to the international investments.

  With respect to income taxes, a higher expense was recorded due to provisions associated to both a better income before taxes as well as adjustments in light of the tax settlement of 2004 period to be made in April 2005.

	1Q 2005	1Q 2004	Change	% Change

	(Million of constant Chilean pesos at March 31, 2005, except percentages)
Operating Income	11,121.9	8,847.9	2,274.0	25.7%
Total Operating Revenues	33,455.3	30,806.7	2,648.6	8.6%
Total Operating Expenses	(22,333.4)	(21,958.8)	(374.6)	1.7%
Other Income (Expenses)	111.0	752.9	(641.9)	-85.3%
Income Taxes	(2,279.4)	(1,664.7)	(614.7)	36.9%
Net Income	8,953.5	7,936.1	1,017.4	12.8%
  Earnings per share (each ADR represents fifteen shares) of Ch$27.02 for 1Q05 compares positively with Ch$23.95 obtained in 1Q04. At March 31, 2005, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to 1Q04.

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Business Development

  Operating Revenues reached to Ch$33,455.3 million during 1Q05, representing an increment of 8.6% or Ch$2,648.6 million with respect to 1Q04. In this positive evolution higher fee income is highlighted registering a positive variation of Ch$2,279.5 million or 8.6% given the favorable evolution in collection levels. Likewise, higher other operating revenues increased by Ch$822.6 million or 106.2% due to the extraordinary revenues stemming from other AFPs generated by the clarification of multiple affiliation. Partially offsetting the above are on one hand lower gains on mandatory investments implying a negative variation of Ch$337.5 million or 10.9% due to rises weak performance of international stock markets compared to 1Q04 as well as lower financial revenues from the life and disability insurance of Ch$116.0 million or 20.9%.

  Fee Income accrued to March 2005 reached Ch$28,652.3 million, representing an increase of 8.6% or Ch$2,279.5 million with respect to 1Q04. The higher collection level reached in the quarter basically supported this result, which exceeded the accrued collection registered in 1Q04 by 6.0% in real terms. In this evolution it highlights the problem in the collection process in 1Q04 related to joint payment of PreviRed.com with Caja de Compensación was solved. Therefore the fee level of the current quarter is even higher than the collection increase. This growth happened in a framework where Provida has maintained its leading position in the pension fund industry with market shares over 40% in terms of clients with the number of contributors ascended to 1,473,494 at March 2005.

  Gains on Mandatory Investment ascended to Ch$2,767.8 million, representing a decrease of Ch$337.5 million or 10.9% with respect to the first quarter of last year. The above resulting from the weak performance experienced by foreign stock markets investments (Dow Jones –2.6%, Nasdaq –8.1% and Nikkei –2.4%), that overshadowed the results of the local stock markets (IPSA +9.2%, IGPA +5.0%). In figures, the weighted nominal average return reached 2.63% in 1Q05 that negatively compares with the 3.28% reached in 1Q04.
  Operating Expenses increased only just 1.7% or Ch$374.6 million from Ch$21,958.8 million in 1Q04 to Ch$22,333.4 million in 1Q05. This variation was affected by higher administrative remunerations associated with severance payments provisions and higher other operating expenses (computing and administrative costs), totaling a negative deviation of Ch$1,423.1 million. Partially offsetting the latter are the savings attained on life and disability insurance premium and on sales force remunerations reaching a favorable deviation of Ch$1,048.5 million.
  Remuneration of Administrative Personnel at March 2005 amounted to Ch$4,396.5 million higher by Ch$653.2 million or 17.5% with respect to 1Q04. The negative deviation is mainly attained on the higher severance payments provisions stemming from expectations of staff reduction stemming from efficiency gains associated with the strategic project and the technology renewal. Additionally, the redefinition of the commercial

Item 1

  executives’ profile implied higher remmunerations costs and benefits associated, since the creation of executives specialized in pension advisory, that due to their characteristics and profiles of their position were members of the administrative staff.

  In figures, the staff has not experienced a significant variation, where the average number for the quarter increased by 0.2% from 1,047 employees in 1Q04 to 1,049 in 1Q05, while at the close of each period, administrative staff fell from 1,048 to 1,047 equating to a decline of 0.1%.

  Sales Force Remuneration decreased from Ch$2,275.0 million in 1Q04 to Ch$1,855.0 million in 1Q05, implying a positive deviation of Ch$420.0 million (18.5%). This result is supported by the lower expenses in severance payments given the reduction of sales agents in 1Q04 aimed at maintaining a highly qualified and productive sales force. As a consequence of the staff decrease, the transfer volumes diminished and so the associated incentives, without meaning a net loss of clients.

  In figures, the average number of sales agents for the quarter fell from 574 in 1Q04 to 544 in 1Q05, representing a drop of 5.2%, whereas at the close of each period, sales force fell from 571 to 542 salespeople, dampening in 5.1%. It should be mentioned that part of the sales agents are currently members of the administrative staff due to the redefinition of the commercial executives profile.

  In terms of Life and Disability Insurance (L&D), at March 2005, costs reached to Ch$11,396.9 million representing a decrease of Ch$628.6 million or 5.2% with respect to same period last year, due to lower provisions for unfavorable casualty rate for Ch$1,114.8 million. Regarding 1Q04, it included provisions related to the casualty rate for three contracts (August99/July01, August01/July03, August03/December 04). For this quarter, the provisions for unfavorable casualty rate are associated with the projected casualty rate only for the period January05/December05, maintaining this way an adequate correlation between revenues and expenses and being the explanation for the savings reached in the period. The aforementioned was partially offset by the higher cost of temporary premium for Ch$382.2 million which is associated with the rise in collection levels and lower financial revenues stemming from the current contract for Ch$104.0 million due to the Superintendency of Pension Funds Administrator ruled that financial revenues should be accounted as other non operating revenues.

  Other Operating Expenses increased by 19.7% (Ch$769.9 million) from Ch$3,915.0 million in 1Q04 to Ch$4,684.9 million in 1Q05. Basically, this result arises from higher administrative expenses for Ch$331.9 million in connection with process externalization related to collection an pension payments as a result of agencies’ restructuring that additionally implied higher rents due to a larger number of branch offices. To this, higher computing expenses for Ch$324.1 million due to the current period recorded expenses associated with the new technology start up. It should be mentioned that those modifications are intended to reach efficiency gains. Additionally, there were higher expenses in depreciation for Ch$115.3 million in relation to investments for the restructuring process implemented in branch offices.

  The Operating Income increased in Ch$2,274.0 million or 25.7%, reaching Ch$11,121.9 million at the end of March 2005. This evolution is backed up by the remarkable performance of operating revenues that was accompanied with a moderate increase in operating expenses.

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  Other Non Operating Income (Expenses) decreased from an income of Ch$752.9 million in 1Q04 to an income of Ch$111.0 million in 1Q05, representing a unfavorable deviation of Ch$641.9 million. This evolution is explained by the price level restatement effect for Ch$436.5 million given that the higher negative accrued inflation applied over the Company’s net non-monetary liability exposure was offset by the loss for exchange rate in relation to the dollar debt. Besides, the lower earnings for Ch$336.4 million generated by related companies, mainly because of the exclusion of AFP Crecer’s results in El Salvador as per its sale in October 2004 and lower profits of AFORE Bancomer in Mexico caused by exchange rate effect. The amortization of goodwill by Ch$89.7 million partially offset the above.

  The Affiliated Companies Results declined from Ch$1,880.2 million in 1Q04 to Ch$1,543.8 million in 1Q05, implying a deviation of Ch$336.4 million or 17.9%. The foreign subsidiaries contributed to this deviation with Ch$375.3 million mainly explained by the exclusion of AFP Crecer’s results in El Salvador sold in October 2004; lower earnings from AFORE Bancomer in Mexico and the loss generated by AFP Crecer in the Dominican Republic. Regarding local subsidiaries, they positively contributed with Ch$90.3 million to this variation.
		1Q 2005	1Q 2004	Change	% Change

Company	Country	(Million of constant Chilean pesos at March 31, 2005, except percentages)
Horizonte	Peru	697.9	649.9	48.1	7.4%
Bancomer	Mexico	1,110.7	1,242.7	(132.0)	-10.6%
Crecer	El Salvador	-	291.4	(291.4)	-100.0%
Crecer	Rep.Dominicana	(51.4)	-	(51.4)
DCV	Chile	16.0	20.4	(4.4)	-21.5%
PreviRed.com	Chile	(62.2)	(135.6)	73.4	-54.2%
AFC	Chile	(167.3)	(188.5)	21.2	-11.3%

TOTAL		1,543.8	1,880.3	(336.4)	-17.9%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During 1Q05 this affiliate generated an income of Ch$697.9 million for Provida representing an increase of Ch$48.1 million or 7.4% with respect to 1Q04, basically explained by the higher fee income perceived during the period given the higher average number of contributors (7.2%) . As of March 2005 this subsidiary accounted for a total of 906,889 affiliates and assets under management for US$2,079.3 million, figures equivalent to market shares of 26% for both variables, that situates it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer s equity, a company that has remained as Provida’s largest investment with the highest earnings volume with Ch$1,110.7 million that equates to 61.4% of the total foreign affiliates’ contribution during the quarter. In connection to the income recorded in the quarter, this decreased by Ch$132.0 million or 10.6% as a result of the exchange rate effect, although results in local terms increased during the period. At March 2005, AFORE Bancomer maintained an affiliate portfolio of 4,330,173 and funds under management for US$8,900.7 million, representing market shares of 13% and 20%, respectively, situating it in second place on the industry.

In the Dominican Republic, Provida Internacional is present in AFP Crecer since October 2004 holding 35.00% equity interest. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, from May 2004 until September

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  Provida had 70% equity interest when the remaining 30% stake was sold to the local company “Progreso Group”. At September 2004, BBVA held 70% equity interest in AFP Crecer, thus, when the merger was carried out, Provida Internacional and BBVA held 35% equity interest each of them and the remaining 30% held by Progreso Group.

  During the quarter, AFP Crecer registered a loss for Ch$51.4 million given that it has not reached break-even point. At March 2005, AFP Crecer had 348,273 affiliates with assets under management for a total of US$61.9 millions, figures that represent market shares of 31% and 23% respectively, situating it in second place on the market in all relevant variables.

  Finally, the local affiliates positively contributed for Provida with a lower loss than 1Q04 for Ch$90.3 million. On one hand, the “Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in 2002 and where Provida has a 37.8% ownership, represented a loss for the Company of Ch$167.3 million implying a positive variation for Ch$21.2 million (11.3%) with respect to first quarter 2004. Furthermore, PreviRed.com’s results, an electronic collection company where Provida holds a 37.9% ownership, implied a loss for Ch$62.2 million in 1Q05 representing a positive deviation of Ch$73.4 million or 54.2% compared to 1Q04. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$16.0 million in the period, a decrease of 21.5% (Ch$4.4 million) with respect to 1Q04. This company’s main purpose is to invest in entities engaged in public offering securities and Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com) adding other financial institutions that also participate.

  Interest Expenses diminished by Ch$77.7 million or 26.9%. The latter, as a result of lower interests for the syndicated loan whose last amortization was carried out in March 2005, partially offset by the interests stemming from higher credit line utilization.

  The quarter recorded a loss in Price Level Restatement for Ch$130.1 million for 1Q05 representing a negative variation of Ch$436.5 million with respect to an income of Ch$306.4 million recorded in the same period in 2004. The above given that the higher negative accrued inflation in the period (-0.8%n in 1Q05 versus –0.5% in 1Q05) applied over the Company’s net liability exposure was more than offset by the loss for exchange rate variation arising from the dollar debt maintained with Provida Internacional.

  As of March 31, 2005, Income Taxes recorded higher expenses for Ch$614.7 million (36.9%) with respect to 1Q04, basically stemming from higher provisions for both the better result reached by earnings before taxes, adding a more accurate calculation in view of the definitive tax payment for 2004 period to be paid in April 2005.

  Total Assets at March 31 2005 reached Ch$236,157.0 million, representing a decrease of Ch$4,359.1 million with respect to the close of March 2004. This deviation is sustained by the decrease of Ch$11,723.6 million in other assets as a result of the goodwill given the partial sale of AFP Porvenir and the subsequent merger with AFP Crecer both in the Dominican Republic along with the sale of AFP Crecer in El Salvador. Also they are lower current assets for Ch$3,141.0 million given the lower payable fees partly offset by higher due documents and papers to related companies. Likewise, the mandatory investment positively contributed with Ch$11,169.4 million due to normal contributions made on the growing client salary base and the positive returns obtained by the pension funds.

  Total Liabilities decreased by Ch$2,111.7 million in 1Q05 from Ch$55,300.1 million in 1Q04 to Ch$53,188.4 million in 1Q05 mainly as a result of the lower long term debt for Ch$1,087.0 million for partial payments according to the settlement calendar scheduled to

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  finance the purchase of AFP Unión, where there are not long term surplus to be paid. Additionally, the higher current liabilities contributed with Ch$1,024.7 million due to lower payable documents and notes to related companies due to the debt extinction with BBVA Pensiones to finance the acquisition of the former AFP Protección and lower obligations with banks and financial institutions. Partially offsetting the above were higher provisions related to the life and disability insurance.

  Shareholders’ Equity decreased by 1.2% from Ch$185,216.0 million at March 31 2004 to Ch$182,968.6 million at the close of March 2005. The variation of Ch$2,247.4 million is explained by negative balance increase of other reserves for Ch$2,391.0 million due to the accrued effect of the exchange rate decrease in the translation of Provida Internacional’s investments which is accounted in dollars and whose exchange rate effect is recognized in the equity account “accrued adjustment for exchange rate”.

  The Exchange Rate at March 31, 2005 was Ch$585.93 per dollar, which contrasts with Ch$616.41 per dollar at the close of March 2004. In 1Q05 an exchange rate depreciation of 5.1% with respect to the dollar was recorded, figure that is compared with the Chilean peso depreciation of 3.8% with respect to the dollar recorded in 1Q04.

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CONSOLIDATED INCOME STATEMENT

	1Q 2005	1Q 2004	Change	% Change
	(Million of constant Chilean pesos at March 31, 2005, except percentages)
OPERATING REVENUES
Fee income	28,652.3	26,372.8	2,279.5	8.6%
Gains on mandatory investments	2,767.8	3,105.3	(337.5)	-10.9%
Rebates on L&D insurance	438.1	554.1	(116.0)	-20.9%
Other operating revenues	1,597.1	774.5	822.6	106.2%

Total Operating Revenues	33,455.3	30,806.7	2,648.6	8.6%

OPERATING EXPENSES
Administr. personnel remunerations	(4,396.5)	(3,743.3)	(653.2)	17.5%
Sales personnel remunerations	(1,855.0)	(2,275.0)	420.0	-18.5%
L&D insurance	(11,396.9)	(12,025.5)	628.6	-5.2%
Other operating expenses	(4,684.9)	(3,915.0)	(769.9)	19.7%

Total Operating Expenses	(22,333.4)	(21,958.8)	(374.6)	1.7%

OPERATING INCOME	11,121.9	8,847.9	2,274.0	25.7%

OTHER INCOME (EXPENSES)
Gains on investments	15.4	54.0	(38.6)	-71.4%
Profit (loss) in affil. companies	1,543.8	1,880.2	(336.4)	-17.9%
Amortization of goodwill	(1,259.1)	(1,348.9)	89.7	-6.7%
Interest expense	(210.7)	(288.4)	77.7	-26.9%
Other income net	151.7	149.5	2.2	1.5%
Price level restatement	(130.1)	306.4	(436.5)	-142.5%

Total Other Income (Expenses)	111.0	752.9	(641.9)	-85.3%

INCOME BEFORE TAXES	11,232.9	9,600.8	1,632.1	17.0%
INCOME TAXES	(2,279.4)	(1,664.7)	(614.7)	36.9%

NET INCOME	8,953.5	7,936.1	1,017.4	12.8%

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CONSOLIDATED BALANCE SHEET

	1Q 2005	1Q 2004	Change	% Change
	(Million of constant Chilean pesos at March 31, 2005, except percentages)
ASSETS
Current Assets	13,866.8	17,007.8	(3,141.0)	-18.5%
Marketable Securities - Reserve	109,059.2	97,889.8	11,169.4	11.4%
Premises and Equipment	25,343.0	26,006.8	(663.8)	-2.6%
Other Assets	87,888.2	99,611.8	(11,723.6)	-11.8%

TOTAL ASSETS	236,157.0	240,516.1	(4,359.1)	-1.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	48,877.2	49,901.9	(1,024.7)	-2.1%
Long-Term Liabilities	4,311.2	5,398.2	(1,087.0)	-20.1%
Minority Interest	0.1	0.1	0.0	17.0%
Shareholders Equity	182,968.6	185,216.0	(2,247.4)	-1.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	236,157.0	240,516.1	(4,359.1)	-1.8%

CONSOLIDATED CASH FLOW STATEMENT

	1Q 2005	1Q 2004	Change	% Change
	(Million of constant Chilean pesos at March 31, 2005, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	(4,229.1)	(4,943.8)	714.7	-14.5%
Total Operational Income	31,165.5	27,860.8	3,304.7	11.9%
Total Operational Expenses	(35,394.6)	(32,804.6)	(2,590.0)	7.9%
CASH FLOW FROM FINANCING ACTIVITIES	2,845.5	4,819.4	(1,973.9)	-41.0%
CASH FLOW FROM INVESTING ACTIVITIES	(527.0)	(471.1)	(55.9)	11.9%
TOTAL NET CASH FLOW	(1,910.6)	(595.4)	(1,315.1)	220.9%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: May 4, 2005	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: May 4, 2005	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.